Date    23 June 2000
Number  67/00

BHP ENTERS GLOBAL ALLIANCE FOR INTERNAL AUDIT FUNCTION

The Broken Hill Proprietary Company Ltd (BHP) today announced it would outsource its internal audit function by entering into a global alliance with leading international internal audit service provider, PricewaterhouseCoopers.

BHP Chief Financial Officer Chip Goodyear said: "BHP will enter into a services delivery arrangement with PricewaterhouseCoopers which will enable the Company to access flexible, world-class internal audit and business support services for our global operations. The Company will retain an internal strategic risk management services capacity and continue its focus on risked based auditing."

"We currently have a high quality internal audit function in-house which is widely regarded as a benchmark for the resources industry. We anticipate that this agreement will enable the Company to access a broader scope of services on a global scale and allow BHP to take the next step in the evolution of providing value added internal audit services.

"As the extent of company-wide changes continues to evolve, we believe the development of audit methodologies and processes may be more effectively and economically provided by a global firm whose core business includes the provision of internal audit services," Mr Goodyear said.

BHP's Risk Management and Audit function currently employs approximately 35 people including a number of contractors.

Mr Goodyear said: "A key tenet of the arrangement is that audit service quality and continuity will not compromised during any transition. Accordingly, a number of audit employees will be retained as part of the transition process for up to 12 months. BHP will also seek to maximise employment opportunities for audit staff impacted by the alliance."

Contact:
MEDIA RELATIONS                 INVESTOR RELATIONS
Mandy Frostick                  Dr Robert Porter
Manager Media Relations         Vice President Investor Relations
Ph:  61 3 9609 4157             Ph:  61 3 9609 3540
Mob: 61 419 546 245             Mob: 61 419 587 456

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au